UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MAGENTA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

55910K108

(CUSIP Number)

Atlas Venture

Attention: Ommer Chohan, Chief Financial Officer

400 Technology Square, 10th Floor

Cambridge, MA 02139 USA

(857) 201-2700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 55910K108	Page 2 of 14

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE FUND X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,117,125[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,117,125[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,117,125[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own 4,117,125 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

2	This percentage is calculated based upon 47,088,739 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on June 25, 2020.

CUSIP 55910K108	Page 3 of 14

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE ASSOCIATES X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,117,125[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,117,125[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,117,125[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own 4,117,125 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

2	This percentage is calculated based upon 47,088,739 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on June 25, 2020.

CUSIP 55910K108	Page 4 of 14

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,117,125[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,117,125[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,117,125[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own 4,117,125 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

2	This percentage is calculated based upon 47,088,739 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on June 25, 2020.

CUSIP 55910K108	Page 5 of 14

1	NAMES OF REPORTING PERSONS: Atlas Venture Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,250,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,250,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,250,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 1,250,000 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 47,088,739 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on June 25, 2020.

CUSIP 55910K108	Page 6 of 14

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,250,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,250,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,250,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 1,250,000 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 47,088,739 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on June 25, 2020.

CUSIP 55910K108	Page 7 of 14

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,250,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,250,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,250,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 1,250,000 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 47,088,739 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on June 25, 2020.

CUSIP 55910K108	Page 8 of 14

INTRODUCTION

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by Atlas Venture Fund X, L.P., Atlas Venture Associates X, L.P., Atlas Venture Associates X, LLC, Atlas Venture Opportunity Fund I, L.P., Atlas Venture Associates Opportunity I, L.P. and Atlas Venture Associates Opportunity I, LLC, as described in Item 3 below. This Schedule 13D supersedes Amendment 1 to Schedule 13G and the Schedule 13G filed by the Fund X Reporting Persons (defined below) on February 13, 2019 and February 13, 2020, respectively.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the “Common Stock”) of Magenta Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Magenta”). The principal executive offices of the Issuer are located at 100 Technology Square, Cambridge, Massachusetts 02139.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by (i) Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), (ii) Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”), (iii) Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons” and together with the Fund X Reporting Persons, the "Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is c/o 400 Technology Square, 10th Floor, Cambridge, Massachusetts 02139.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Atlas X, AVA X LP, AVOF and AVAO LP is a Delaware limited partnership. Each of AVA X LLC and AVAO LLC is a Delaware limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 5,367,125 shares of Common Stock, consisting of (i) 1,250,000 shares of Common Stock that were purchased by AVOF in the Issuer’s follow-on public offering of common stock (the “Offering”) at the public offering price of $8.00 per share and (ii) 4,117,125 shares of Common Stock held by Atlas X, which shares were held prior to the Offering. The Offering closed on June 29, 2020. The 1,250,000 shares of Common Stock acquired by AVOF in the Offering were purchased for an aggregate purchase price of $10.0 million.

The funds used by AVOF to acquire the securities described above were obtained from its general and limited partners.

CUSIP 55910K108	Page 9 of 14

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Bruce Booth, a member of Atlas X and AVOF, has served on the board of directors of the Issuer since February 2016. As a director of the Issuer, Mr. Booth may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

CUSIP 55910K108	Page 10 of 14

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(b)	As of the date hereof, Atlas X is the record owner of 4,117,125 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC has shared voting and dispositive power over the shares held by Atlas X. As such, each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X.

As of the date hereof, AVOF is the record owner of 1,250,000 shares of Common Stock. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVOF, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVOF. As such, each of AVOF, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVOF.

Each of the Fund X Reporting Persons and Opportunity Fund Reporting Persons may be deemed to beneficially own 8.7% and 2.7%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 47,088,739 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on June 25, 2020.

Collectively, the Reporting Persons beneficially own an aggregate of 5,367,125 shares of Common Stock, which represents 11.4% of the Issuer's outstanding Common Stock. The Fund X Reporting Persons and the Opportunity Fund Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c)	Except as descried herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Investors’ Rights Agreement

Atlas X and certain other stockholders of the Issuer entered into a Second Amended and Restated Investors’ Rights Agreement dated April 2, 2018 (the “Investors’ Rights Agreement”), with the Issuer. Under the Investors’ Rights Agreement, holders of registrable securities are entitled to rights with respect to the registration of these securities under the Securities Act of 1933, as amended (the “Securities Act”). The Investors’ Rights Agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with registrations under the Investors’ Rights Agreement will be borne by the Issuer, and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

CUSIP 55910K108	Page 11 of 14

Demand Registration Rights

The holders of registrable securities are entitled to demand registration rights. The Issuer will be required, upon the request of holders of at least 25% of outstanding registrable securities, to file a registration statement with an anticipated offering amount of at least $3.0 million and use commercially reasonable efforts to effect the registration of these shares for public resale. The Issuer is required to effect up to two registrations pursuant to this provision of the Investors’ Rights Agreement.

Short Form Registration Rights

The holders of registrable securities are also entitled to short form registration rights. Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the request of holders of at least 10% of outstanding registrable securities to sell registrable securities with an anticipated aggregate offering amount of at least $1.0 million, the Issuer will be required to use commercially reasonable efforts to effect a registration of such shares. The Issuer is required to effect up to two registrations in any twelve month period pursuant to this provision of the Investors’ Rights Agreement.

Piggyback Registration Rights

The holders of registrable securities are entitled to piggyback registration rights. If the Issuer registers any of its securities either for its own account or for the account of other security holders, the holders of outstanding registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the Investors’ Rights Agreement, the Issuer and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine that marketing factors require a limitation of the number of shares to be underwritten.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and they are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights granted under the Investors’ Rights Agreement will terminate upon the earlier of (i) a deemed liquidation event, as defined in the Issuer’s amended and restated certificate of incorporation (as in effect prior to the completion of its initial public offering) or certain other events constituting a sale of the Issuer, (ii) at such time after the Issuer’s initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration or (iii) the fifth anniversary of the Issuer’s initial public offering.

CUSIP 55910K108	Page 12 of 14

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.	Second Amended and Restated Investors’ Rights Agreement, dated April 2, 2018 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-225178), filed with the Securities and Exchange Commission on June 19, 2018).

B.	Agreement regarding filing of joint Schedule 13D.

CUSIP 55910K108	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2020

ATLAS VENTURE FUND X, L.P.

By: Atlas Venture Associates X, L.P., its general partner
By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, L.P.

By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner
By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

CUSIP 55910K108	Page 14 of 14

EXHIBIT B

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: July 14, 2020

ATLAS VENTURE FUND X, L.P.

By: Atlas Venture Associates X, L.P., its general partner
By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, L.P.

By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner
By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer